November 4, 2016

VIA EDGAR CORRESPONDENCE
Mr. Terence O’Brien
Accounting Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re: Vectrus, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 15, 2016
Form 8-K filed August 9, 2016
File No. 1-36341

Dear Mr. O’Brien,

This letter is being submitted in response to the letter dated October 25, 2016 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to its review of the above-referenced filings of Vectrus, Inc. (“we,” “us,” “our,” “Vectrus” or the “Company”). For your convenience, we have reproduced the Staff’s comments in bold print below, and followed each comment with the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Discussion of Financial Results, page 35

1.
We note that 65.7% of your fiscal year 2015 revenue was from four contracts (K-BOSSS, OMDAC-SWACA, LOGCAP, and APS-5 Kuwait). We further note that during fiscal year 2016, two of these contracts were up for re-compete, and you were not awarded the new contracts for the APS-5 Kuwait and Qatar and K-BOSSS. Please expand your disclosures to specifically note when contracts that are material to your historical operating results are coming due for re-compete within the next 12 months. Quantify the impact each contract that has ended and/or is up for re-compete had on your operating results. Please refer to Item 303(a)(3)(ii) and Instruction 3 to Item 303(a) of Regulation S-K and Section 501.02 of the Financial Reporting Codification for guidance regarding disclosures, qualitative and quantitative, for known material uncertainties.

Response:

In response to the Staff’s comment, we will expand the disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) in future filings, commencing with our Quarterly Report on Form 10-Q for the period ended September 30, 2016. The expanded disclosure for contracts that comprise greater than 10% of our total revenue will include the financial impact of such contracts on our total revenue for the applicable periods, the potential timing of when such contracts will end and if such contracts will be up for re-compete within the next 12 months.

Below is disclosure we plan to make in the Overview section of the MD&A in our Form 10-Q for the period ended September 30, 2016:

The table below reflects contracts that accounted for more than 10% of our total revenue for the nine months ended September 30, 2016 and September 25, 2015:

	% of Total Revenue
	Nine Months Ended
Contract Name	September 30, 2016	September 25, 2015
Kuwait Base Operations and Security Support Services (K-BOSSS)	35.9%	33.4%
Kuwait-based Army Pre-Positioned Stocks-5 (APS 5 - Kuwait)	14.8%	15.0%
Operations, Maintenance and Defense of Army communications in Southwest Asia and Central Asia (OMDAC/SWACA)	12.6%	11.3%

Revenue associated with a contract may fluctuate based on increases or decreases in the work being performed on the contract, award fee payments, and other contract modifications within the term of the contract resulting in changes to the total contract value.

U.S. Government contracts are multi-year contracts and typically include an initial period of one year or less with annual one year (or less) option periods for the remaining contract period. The number of option periods vary by contract, and there is no guarantee that an option period will be exercised by the U.S. Government. The right to exercise an option period is at the sole discretion of the U.S. Government. The U.S. Government may also extend the term of a program by issuing extensions or bridge contracts, typically for periods of one year or less (see Item 1A, Risk Factors in our Annual Report on Form 10-K for the year ended December 31, 2015 for additional risks related to contracting with the U.S. Government).

The APS-5 Kuwait contract commenced in April 2010 and runs through February 28, 2017. On September 1, 2016, we announced that we were not awarded the renewal of the APS-5 Kuwait contract. For the re-competition award, the APS-5 Kuwait contract was combined with the APS-5 Qatar contract as the APS-5 Kuwait/Qatar contract. We have operated the APS-5 Qatar contract since May 2011. In each of the periods presented, the APS-5 Qatar contract did not exceed 10% of our revenue. We have historically accounted for the APS-5 Kuwait and APS-5 Qatar contracts separately and will continue to account for these contracts separately through February 28, 2017, the current end date for both contracts. The Company filed a post-award protest on the APS-5 Kuwait/Qatar contract award with the Government Accountability Office (GAO) on September 13, 2016. The GAO has up to 100 days to issue a written decision. Accordingly, we expect the GAO to issue a written decision no later than December 22, 2016.

The K-BOSSS contract commenced in November 2010 and currently is exercised through December 28, 2016 with an option to extend through March 28, 2017. The right to exercise an option period is at the sole discretion of the U.S. Government. On September 29, 2016, we announced that we were not awarded the renewal of the K-BOSSS contract. The Company filed a post-award protest with the GAO on the K-BOSSS award on October 11, 2016. The GAO has up to 100 days to issue a written decision. Accordingly, we expect the GAO to issue a written decision no later than January 19, 2017.

Performance on the OMDAC/SWACA contract commenced in July 2013 with a base period of 11 months and four option years. The U.S. Government has exercised three option years through May 2017. The contract has one additional option period, which runs through May 2018, which has not been exercised by the U.S. Government at this time.

Note 18 - Selected Quarterly Financial Data (unaudited), page F-30

2.	Please expand your presentation to include gross profit in accordance with Item 302(a)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, we will expand our presentation of Selected Quarterly Financial Data in our future Form 10-K filings to include our gross profit for the respective periods. The table below provides an example of our planned disclosure for future filings.

	2015 QUARTERS				2014 QUARTERS
(In thousands, except per share data)	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Total revenue	$260,920	$309,509	$299,061	$311,194	$303,951	$312,902	$300,651	$285,765
Gross profit	24,538	26,946	26,837	27,328	36,017	28,950	26,939	26,851
Operating income	9,355	10,845	8,471	11,291	17,556	9,422	3,291	8,149
Net income	4,965	6,020	14,028	5,960	11,234	6,132	2,115	3,331
Basic earnings per share	$0.47	$0.57	$1.33	$0.57	$1.07	$0.59	$0.20	$0.32
Diluted earnings per share	$0.46	$0.56	$1.29	$0.55	$1.07	$0.59	$0.20	$0.31
Weighted average number of shares outstanding¹
Basic	10,495	10,548	10,560	10,599	10,474	10,474	10,474	10,480
Diluted	10,780	10,804	10,848	10,869	10,474	10,474	10,474	10,696

¹ For periods ended September 27, 2014 and prior, basic and diluted earnings per share are computed using the number of shares of Vectrus common stock outstanding on September 27, 2014, the date on which Vectrus common stock was distributed to the shareholders of Exelis Inc. as of the Spin-off.

Form 8-K Filed August 9, 2016

3.
Please present the three major categories of the statement of cash flows with equal or greater prominence each time you present free cash flow. See Item 10(e)(1)(i)(a) of Regulation S-K and Questions 102.06 and 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In response to the Staff’s comment, we intend to discontinue the use of free cash flow in our disclosures going forward as the difference between cash provided by (used in) operations and free cash flow has become insignificant. If, in the future, management believes that disclosing free cash flow will provide additional insight into the Company’s liquidity, we will present the three major categories of the statement of cash flows with equal or greater prominence as free cash flow.

4.
We note your discussion of the amount and percent growth of revenue excluding Afghanistan programs, a non-GAAP measure. Please provide the disclosures required by Item 10(e)(1)(1) of Regulation S-K when presenting this measure.

Response:

In response to the Staff’s comment, we intend to discontinue the use of Revenue excluding Afghanistan Programs in our disclosures going forward as the difference between our Total Revenue and Revenue excluding Afghanistan programs has become insignificant. If, in the future, management believes that disclosing Revenue excluding Afghanistan Programs will provide additional insight into the Company’s performance, we will present the disclosures required by Item 10(e)(1)(1) of Regulation S-K.

5.
Please provide a reconciliation for the forward-looking free cash flow measure in accordance with Item 10(e)(1)(i)(b) of Regulation S-K. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response:

In response to the Staff’s comment, we intend to discontinue the use of forward-looking free cash flow in our disclosures going forward as the difference between cash provided by (used in) operations and free cash flow has become insignificant. If, in the future, management believes that disclosing forward-looking free cash flow will provide additional insight into the Company’s liquidity, we will provide the statement of cash flows with equal or greater prominence as free cash flow and a reconciliation of forward-looking free cash flow to forward-looking cash provided by (used in) operations.

6.	Please revise your disclosures to identify free cash flow as a liquidity measure rather than an operating performance measure.

Response:

In response to the Staff’s comment, we intend to discontinue the use of free cash flow in our disclosures going forward as the difference between cash provided by (used in) operations and free cash flow has become insignificant. If, in the future, management believes that disclosing forward-looking free cash flow will provide additional insight into the Company’s liquidity, we will identify free cash flow as a liquidity measure rather than an operating performance measure.

***

If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (719) 637-4266.

Very truly yours,

/s/ Matthew M. Klein
Matthew M. Klein
Senior Vice President and Chief Financial Officer

cc:	Louis J. Giuliano, Non-Executive Chairman of the Board of Directors
Stephen L. Waechter, Audit Committee Chairman
Mary L. Howell, Audit Committee Member
William F. Murdy, Audit Committee Member
Phillip C. Widman, Audit Committee Member
Kenneth W. Hunzeker, Chief Executive Officer, President and Director
Michele L. Tyler, Senior Vice President, Chief Legal Officer and Corporate Secretary
William B. Noon, Corporate Vice President and Chief Accounting Officer
Steve Yaroch, Lead Client Service and Audit Partner, Deloitte & Touche LLP
Douglas R. Wright, Partner, Faegre Baker Daniels LLP